Exhibit (d)(36)

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”), dated as of December     , 2011 by and between The RBB Fund, Inc. (the “Fund”) and BlackRock Advisors, LLC (“BlackRock”) (as investment adviser and administrator to the Money Market Portfolio (the “Portfolio” of the Fund).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company;

WHEREAS, the Fund is organized as a Maryland corporation and is overseen by a Board of Directors.  For ease of presentation, the Board of Directors of the Fund will be referred to herein as a “Board” or as “Directors”;

WHEREAS, BlackRock has determined under the applicable investment advisory and administration agreement to waive certain fees and/or reimburse certain expenses of the Portfolio; and

WHEREAS, the shareholders of the Portfolio will benefit from the ongoing fee waivers and/or expense reimbursements by incurring lower Portfolio operating expenses than they would absent such waivers/reimbursements.

NOW, THEREFORE, each of the parties hereto agrees:

1.               EXPENSE LIMITATION.

1.1 APPLICABLE EXPENSE LIMIT.  To the extent that the aggregate expenses incurred by the Bedford Shares or Sansom Shares (each, a “Share Class”) of the Portfolio (excluding Distribution and Service (12b-1) fees and Enumerated Expenses, as defined below) (“Operating Expenses”), exceeds 0.25% for either Share Class (the “Operating Expense Limit”), such excess amount (the “Excess Amount”) shall be the liability of BlackRock.  BlackRock acknowledges that (i) it shall  not be entitled to collection or make a claim for waived expenses at any time in the future and (ii) it shall not be entitled to collect on or make a claim for reimbursed Portfolio expenses at any time in the future.

For purposes of this Agreement, “Enumerated Expenses” shall mean (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Portfolio  as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Portfolio’s investments; and (iv) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Portfolio’s business.

1.2 METHOD OF COMPUTATION. To determine BlackRock’s liability with respect to the Excess Amount, each day the Operating Expenses for each Share Class shall be annualized. If such annualized Operating Expenses of a Share Class for any day exceeds the Operating Expense Limit of such Share Class, BlackRock shall (i) waive or reduce its fees from the Portfolio with respect to such Share Class for such day and/or (ii) remit to the Portfolio with respect to such Share Class or Share Classes an amount that is sufficient to pay such Excess Amount, and such waiver, reduction or remittance shall occur in the month following the month in which the liability was incurred.  Notwithstanding the foregoing, such waivers, reductions or remittances by BlackRock shall only occur with respect to management fees and other Portfolio-level Operating Expenses if the amount to be so waived, reduced or remitted is allocated on the basis of net asset value to all shares of the Portfolio in a manner consistent with Rule 18f-3’s requirements for the allocation of fundwide expenses.

2. TERM AND TERMINATION OF AGREEMENT. This Agreement shall continue in effect with respect to the Portfolio until January 1, 2013 (the “Fee Agreement Date”), and for successive one-year periods thereafter, without any action on the part of any party hereto, unless not less than 60 days prior to the Fee Agreement Date or any extended Fee Agreement Date, as applicable, BlackRock or the Fund shall have given written notice to the other party hereto that the Fee Agreement Date or any extended Fee Agreement Date, as applicable, shall not be extended.

3. MISCELLANEOUS.

3.1 CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 INTERPRETATION. This Agreement shall be construed in accordance with the laws of the State of New York. Nothing herein contained shall be deemed to require the Fund or the Portfolio to take any action contrary to such Fund’s Articles of Incorporation, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of its responsibility for and control of the conduct of the affairs of the Fund or the Portfolio.

3.3 DEFINITIONS. Any questions of interpretation of any term or provision of this Agreement, including but not limited to the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

3.4. AMENDMENT TO THIS AGREEMENT.  This Agreement may be amended only by a written agreement signed by each of the parties to which the amendment relates.

3.5. COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, Money Market Portfolio

By:	/s/Salvatore Faia
Name:	Salvatore Faia
Title:	President

BLACKROCK ADVISORS, LLC
As investment advisor and administrator to the Fund

By:	/s/Richard Hoemer
Name:	Richard Hoerner
Title:	Managing Director